19011171

SECU[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Hills Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 NE 50th St.
(No. and Street)

Oklahoma City	OK	73105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald L. Dillingham 405-286-9755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
NOV 29 2019
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE FLORES NOTARY #09005431 EXP. 06/30/21 PUBLIC STATE OF OKLAHOMA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Oak Hills Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc., (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Oak Hills Securities, Inc.'s auditor since 2008.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 26, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$ 56,957
Fees receivable	40,000
Due from affiliate	2,768
Website development, net of $611 accumulated depreciation	10,389
Other assets	2,505
TOTAL ASSETS	$ 112,619

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 23,957
Due to affiliate	153
TOTAL LIABILITIES	$ 24,110
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 100 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	43,999
Retained earnings	44,509
Total Shareholder's Equity	$ 88,509
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 112,619

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue - Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Private Placement Transactions - Commission revenue and related expense arising from private placement transactions are primarily recorded based on successful placement.

Retainer Fees – The Company recognizes revenue from retainer fees at the time that all related services required by the Company to complete the transaction have been provided. This includes but is not limited to, preparing presentation packages, identifying, and preforming due diligence on prospective investors, advise the client regarding any negotiations and complete any other financial advisory services deemed necessary to complete the transaction.

Advisory Fees - The Company recognizes revenue from advisory services at the time that all related services required by the Company to complete the transaction have been provided.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at September 30, 2019.

Website Development- Depreciation is provided using the straight-line method over a three-year period.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Dira, LLC, Sequoia Management Company, LLC, Oklahoma Venture Capital Fund, LLC, Oak Hills Private Equity Fund, LLC, Oak Hills CAPCO, LLC, Merit Advisors, Inc., Heritage Management, Inc. (Heritage), Tax Credit Exchange, LLC, CNG B&H, LLC and various other entities. Avondale and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement (renewed May 1, 2017), the Company incurred $3,600 in fees for overhead and administrative services provided by Avondale during the year ended September 30, 2019. Those fees are included in other expenses on the Statement of Operations.

The Company leases office space from Heritage under an operating lease effective through June 30, 2020 for $450 per month. The Company may terminate the agreement with a 30-day prior written notification. The occupancy expense incurred for the year ended September 30, 2019 pursuant to the terms of this lease was $5,400.

In addition, $26,957, representing 1.7% of total revenue for the year ended September 30, 2019 was generated from Tax Credit Exchange, LLC.

At September 30, 2019, the Company had a $2,768 receivable from and $153 payable to Avondale relating to operating expenses.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2019, the Company's net capital and required net capital were $32,847 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 73%.

NOTE 5 - MAJOR CUSTOMERS

For the year ended September 30, 2019, 95% of the Company's revenue was derived from three customers. There is no balance due from these customers at September 30, 2019.

NOTE 6 – WEBSITE DEVELOPMENT

Website development at September 30, 2019 consists of:

Website development	$ 11,000
Less: accumulated depreciation	611
Net	$ 10,389

For the year ended September 30, 2019, depreciation expense was $611, and is included in other expenses on the statement of operations.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at September 30, 2019.